[China GrenTech Corporation Limited Letterhead]
September 12, 2008
Mr. Larry Spirgel, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Re:	China GrenTech Corporation Limited (“we” or the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2007 Filed July 15, 2008 File No. 0-51839
Dear Mr. Spirgel:
     The Company is providing the following information in response to the comment letter, dated August 26, 2008 and received by the Company on September 4, 2008 (the “Letter”), from the Staff of the Securities and Exchange Commission in connection with the Staff’s review of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (the “Form 20-F”). For your convenience, we have set forth each of your comments below followed by our response to each comment.
Form 20-F for the Year Ended December 31, 2007
General
1.	We note the references in your 20-F on page 11 to opening a sales office in Iran. Iran has been identified as state sponsor of terrorism by the U.S. Department of State, and it is subject to U.S. economic sanctions and export controls. Please describe for us your past, current, and anticipated operations in, or other contacts with Iran. Your response should include descriptions of contacts through subsidiaries, joint ventures or distributors, or other indirect arrangements, if any. Describe in reasonable detail the nature and scope of any products, technologies, equipment, and services you have provided to Iran, noting the class of purchasers as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government of Iran.
     The Company’s sales office in Iran was opened in late 2007 as a temporary office in connection with its bidding for contracts pursuant to which the Company would act as a subcontractor to supply indoor and outdoor coverage products and services to a Chinese base station manufacturer which had been engaged to conduct wireless network construction in Iran. Specifically, two Chinese employees were assigned by the Company to the temporary sales office in Iran in October 2007, and certain preparation work was conducted by these employees in connection with the bid. The Company did not win the bid, and as a result, the temporary sales office was closed and the two Chinese employees returned to China in 2008. Thereafter, there were no business activities conducted by the Company in Iran. Please note that no revenues were generated, no products, technologies, or equipment were transferred to any customer in Iran, and only an insignificant amount of expenses was incurred in connection with the Company’s foregoing activities. In addition, the Company is aware that it cannot export U.S. origin products or technology to Iran (or any other U.S. embargoed country), and had it won the bid, none of the activities of the Company in Iran would involve any U.S. origin products or technology, or involve any persons that are U.S. citizens or permanent resident aliens.

Mr. Larry Spirgel
Securities and Exchange Commission
September 12, 2008

     Except as provided above, there were no past or current business activities conducted by the Company in Iran, and the Company has no plans at this time to engage in further business activities in that country.
2.	Please discuss the materiality of any operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that various American state and municipal governments, universities, and other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of investor sentiment directed toward companies that have business contacts with countries identified as state sponsors of terrorism.
     As noted above, no revenues were generated and only an insignificant amount of expenses was incurred in connection with the Company’s activities in Iran. Except for the insignificant amount of expenses incurred, there were no associated revenues, assets, and liabilities for the past three fiscal years. Furthermore, the Company estimates that had it won the bid and become a subcontractor of the base station manufacturer, the revenues generated from these contracts for 2008 would be approximately U.S.$1,000,000, which constitutes less than 1% of its total revenues for 2007 and would be expected to represent a similarly insignificant percentage of total revenues in 2008. Given the fact that the Company has not engaged in any revenue generating activities in Iran and otherwise has no business dealings with respect to Iran other than the preparatory work for the failed bid by the Company, the Company does not consider its above-mentioned activities in Iran to have a potential impact on the investment decisions of its security holders. The Company also wishes to note that, as a Cayman Islands company with its operations almost entirely in China, it would not be considered a “U.S. person” for purposes of the sanctions and embargoes administered by the Office of Foreign Assets Control (“OFAC”) of the Department of Treasury, and thus does not believe that it faces a material risk of legal action for possible violations of such sanctions and embargoes by OFAC or any other governmental body.

Mr. Larry Spirgel
Securities and Exchange Commission
September 12, 2008

     Furthermore, the Company has not experienced, and does not expect to experience, any material adverse impact on its reputation and share value in connection with its temporary sales office in Iran. The Company is not aware of any shareholder inquiries or share divestments resulting from the above-mentioned activities in Iran and of any major shareholders being American state and municipal governments, universities and other investors that have proposed or adopted divestment or other initiatives regarding investment in companies that do business with customers in sanctioned countries.
     Accordingly, the Company considers its above-mentioned activities in Iran as immaterial to its business operations and financial performance, both quantitatively and qualitatively, and would not constitute a material investment risk for its security holders. For the reasons stated above, the Company also has no expectation that such activities would cause any material divestments by its major shareholders.
Item 15. Controls and Procedures, page 70
3.	Section 404 of the Sarbanes-Oxley Act requires a registrant’s auditor to attest to, and report on management’s assessment of the effectiveness of the registrant’s internal controls and procedures for financial reporting in accordance with standards established by the Public Company Accounting Oversight Board. As you are aware, you were required to include your auditor’s attestation report in this Form 20-F for the year ended December 31, 2007. We note from your disclosures that you intend to file an amended Form 20-F to include the attestation report at some point in the future. Please tell us why you have not yet appointed your independent registered public accounting firm to perform its audit of your internal controls over financial reporting and when you expect to file your amended
Form 20-F.
     The Company was in the process of finalizing the appointment of its independent registered public accounting firm to perform the audit of the Company’s internal control over financial reporting at the time of the filing of the Form 20-F. The appointment was completed shortly after the filing of the Form 20-F. The Company is currently working diligently with such accounting firm in this regard and anticipates that an amendment to the Form 20-F including the attestation report of the accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act will be filed within approximately four to six weeks from the date hereof.
Accounts Receivable, net, page F-23
4.	We note from your disclosures in this section and from page 44, that you recorded bad debt expense of RMB16.2 million, primarily related to non-operator customers in 2007. This expense is significantly higher than prior periods. We further note from your disclosures on page 72, that you were required to re-assess the adequacy of your provision for doubtful accounts due to an inadequate level of management review of supporting documentation, and that this re-assessment resulted in an adjustment to the allowance for doubtful accounts in 2007. It is not clear from your disclosures if the correcting adjustment is equal to or a portion of the RMB 16.2 million charge in 2007 and if any portion of the adjustment relates to a prior period. It is also not clear what set of circumstances associated with non-operator accounts required the significant increase in the allowance in 2007. Please provide us with information about your bad debt expense and correcting adjustment in 2007 to help us understand the basis for your accounting treatment.

Mr. Larry Spirgel
Securities and Exchange Commission
September 12, 2008

      During the year ended December 31, 2007, the Company recorded bad debt expense of RMB16.2 million which consisted of: (i) RMB7.8 million of allowance made for doubtful debts due from two non-operator customers that experienced financial difficulties and failed to make payments according to the repayment plans in 2007, and (ii) RMB8.4 million of allowance made for doubtful debts due from both operator customers and non-operator customers in individually small, but long-outstanding contractual amounts, which included an adjustment amount of RMB4.3 million as a result of the reassessment of the adequacy of the provision for doubtful debts after an initial assessment. The overall increase in bad debt expense in 2007 was due to the significant growth in the Company's business, including increased sales to non-operator customers. The foregoing adjustment was related to the reassessment of bad debt expense as at December 31, 2007. The Company also determined at that time that the assessments of bad debt expenses in 2006 and earlier periods remained appropriate.
* * *
     As you requested in the Letter, the undersigned, on behalf of the Company, acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Rong Yu
Rong Yu
Chief Financial Officer
China GrenTech Corporation Limited